Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-188179

Southwestern Public Service Company
(a New Mexico corporation)

$100,000,000 4.50% FIRST MORTGAGE BONDS, SERIES NO. 1 DUE 2041

Issuer:	Southwestern Public Service Company (a New Mexico corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A3 (Stable)/A (Stable)/A- (Stable) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Principal Amount:
$100,000,000 (Reopening of 4.50% First Mortgage Bonds, Series No. 1 due 2041, of which $200,000,000 and $100,000,000  were previously issued on August 10, 2011 and June 12, 2012, respectively), for a total amount outstanding of $400,000,000.

Pricing Date:	August 13, 2013
Settlement Date:	August 20, 2013 (T+5)
Maturity Date:	August 15, 2041
Interest Payment Dates:	Each February 15 and August 15, commencing February 15, 2014
Reference Benchmark:	2.875% due May 15, 2043
Benchmark Price:	83-26
Benchmark Yield:	3.786%
Re-offer Spread:	+98 bps
Re-offer Yield:	4.766%
Coupon:	4.50% (interest on the First Mortgage Bonds will accrue from August 15, 2013)
Price to Public:
95.912% plus accrued interest from August 15, 2013 to but excluding August 20, 2013 (the total amount of accrued interest on August 20, 2013 will be $0.625 per $1,000 principal amount of First Mortgage Bonds)

Net Proceeds to Issuer:	$95,037,000 (before transaction expenses)
Make-Whole Call:	Prior to February 15, 2041, treasury yield +15 bps
Par Call:	On or after February 15, 2041
CUSIP/ISIN:	845743BN2/US845743BN28
Minimum Denominations:	$1,000
Joint Book-Running Managers:	Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc., toll free at 1-800-503-4611 or Mitsubishi UFJ Securities (USA), Inc., toll free at 1-877-649-6848.